Exhibit 99.1

CGI INC.

REPORT ON VOTING RESULTS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

JANUARY 29, 2025

The Annual General Meeting of Shareholders of CGI Inc. (“CGI”) was held on Wednesday, January 29, 2025 at 11:00 a.m. via live webcast. 1,663 shareholders holding 140,922,010 Class A subordinate voting shares and 24,119,340 Class B shares (multiple voting) were present or represented by proxy at the meeting, representing approximately 85.97% of the total votes attached to all issued and outstanding shares as of the record date on December 2, 2024.

Election of directors

All 14 directors proposed for election at the Annual General Meeting of Shareholders were elected by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the election of directors were as follows:

	Votes for		Votes withheld
	#	%	#	%
François Boulanger	378,082,587	99.55%	1,727,996	0.45%
Sophie Brochu	370,500,159	97.55%	9,310,424	2.45%
George A. Cope	371,809,555	97.89%	8,001,028	2.11%
Jacynthe Côté	373,035,907	98.22%	6,774,676	1.78%
Julie Godin	376,113,691	99.03%	3,696,892	0.97%
Serge Godin	367,548,032	96.77%	12,262,481	3.23%
Gilles Labbé	374,950,443	98.72%	4,860,140	1.28%
Michael B. Pedersen	368,326,230	96.98%	11,484,353	3.02%
Stephen S. Poloz	378,729,194	99.72%	1,081,389	0.28%
Mary G. Powell	371,742,267	97.88%	8,068,316	2.12%
Alison C. Reed	378,894,609	99.76%	915,974	0.24%
George D. Schindler	377,292,554	99.34%	2,518,029	0.66%
Kathy N. Waller	378,687,481	99.70%	1,123,102	0.30%
Frank Witter	378,684,012	99.70%	1,126,571	0.30%

Appointment of the auditor

The resolution to appoint PricewaterhouseCoopers LLP as CGI’s auditor to hold office until the next annual meeting of shareholders or until its successor is appointed, and to authorize the Audit and Risk Management Committee to fix its remuneration, was adopted by shareholders on a vote by electronic ballot. The ballots cast and the proxies received by CGI for the appointment of the auditor were as follows:

	Votes for		Votes withheld
	#	%	#	%
Auditor	381,343,902	99.80%	771,508	0.20%